Exhibit 1

ELBIT VISION SYSTEMS LTD.

Company Contact Information: Yaron Menashe, CFO Tel: +972 4 6107609 yaron@evs.co.il

ELBIT VISION SYSTEMS ANNOUNCES Q1 2011 RESULTS

ACHIEVES ACCUMULATED EBITDA OF $1M IN PERIOD SINCE JUNE 2010 RESTRUCTURING

•	First quarter revenues of $1.25 million
•	Operating profits of $0.26 million and net profits of $0.23 million constituting 21% and 18% of net revenues, respectively

Caesarea, Israel, June 14, 2011 — Elbit Vision Systems Ltd.  (OTCBB: EVSNF.OB), a global  provider of vision technology for automatic surface inspection and in-line quality monitoring systems, today announced its consolidated financial results for the three month period ending March  31, 2011.

First Quarter 2011 Results:
Revenues for the first quarter of 2011 were $1.25 million, representing an increase of 262% compared to $0.48 million for the first quarter of 2010.

Gross profit on a US GAAP basis was $0.85 million, representing 68% of revenues, compared with a gross profit of $0.11 million for the first quarter of 2010. Gross margins increased substantially due to the previously reported restructuring which occurred in June 2010.

Operating profit on a US GAAP basis was $261 thousand compared with an operating loss of $509 thousand in the first quarter of 2010.

Net profit on a US GAAP basis for the first quarter of 2011 was $230 thousand, compared to a net loss of $437 thousand in the first quarter of 2010.

Sam Cohen, CEO of EVS commented, “Once again our quarterly results provide further evidence that EVS has created a successful business model for profitable growth.  Our renewed commitment to our core competency and customer base has resulted in great benefits over the past 12 months, with accumulated EBITDA of $1M.  Nevertheless, while I am pleased with these early results, I feel strongly that this growth is in its infancy and the real potential of our restructured company is yet to come.

"As we advance to the next phase of our new model, which includes the development of new, innovative products for our current customer base, as well as our expansion into new, healthy, and growing technical web markets, EVS will launch a bold new approach.  Future technologies will shift the old focus of providing our customers with cost improvements through pure labor reduction to significant yield improvements.  Furthermore, this innovative approach will allow our new technologies to compliment the high-efficiency manufacturing principals of our modern customer base and to fully take advantage of the true size and potential of the global textile market.” concluded Mr. Cohen.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 620 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

Use of Non-GAAP financial measures

EVS uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation, amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT MARCH 31, 2011
IN U.S. DOLLARS

	Mar-31		Dec-31
	2011	2010	2010
	U.S. dollars in thousands (except per share data)
Assets

CURRENT ASSETS:
Cash and cash equivalents	413	60	547
Restricted deposits	32	-	32
Accounts receivable:
Trade	420	294	237
Other	54	30	70
Inventories	447	508	475
Assets Related to Discontinued Operation	-	6,411	-
Total current assets	1,366	7,303	1,361

LONG-TERM RECEIVABLES:

Severance pay fund	159	218	144
Other long-term receivables	242	87	271
Total long-term receivables	401	305	415

PROPERTY, PLANT AND
EQUIPMENT – net of
accumulated depreciation and
amortization	49	120	50

OTHER ASSETS -
net of accumulated amortization:
Goodwill	242	242	242
Other intangible assets	-	231	-
	242	473	242

Total assets	2,058	8,201	2,068

	Mar-31		Dec-31
	2011	2010	2010
	In thousands
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit from banks	190	2,017	170
Current Maturities of Loan from Shareholder and Other	325		270
Accounts payable:
Trade	420	1,132	564
Deferred revenues	150	85	201
Other	348	1,448	383
Liabilities Related to Discontinued Operation	-	10,087	-
Total current liabilities	1,433	14,769	1,588

LONG-TERM LIABILITIES:
Long Terms Loans From Banks (Net of current maturities)	1,161		1,227
Loans and other liabilities (net of current maturities)	639		681
Loan from shareholder (net of current maturities)	152	851	139
Other Long Terms liabilities	1,031		1,043
Accrued severance pay	214	274	199
Total long-term liabilities	3,197	1,125	3,289
Total liabilities	4,630	15,894	4,877

SHAREHOLDERS’ EQUITY	(2,572)	(7,693)	(2,809)

Total liabilities and shareholders’ equity	2,058	8,201	2,068

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2011
IN U.S. DOLLARS

	3 months ended		year ended
	Mar-31		December 31,
	2011	2010	2010
	U.S. dollars in thousands (except per share data)

REVENUES	1,254	479	3,912

COST OF REVENUES	401	365	1,960

GROSS PROFIT	853	114	1,952

RESEARCH AND DEVELOPMENT
EXPENSES – net	154	161	494
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling	276	170	921
General and administrative	162	292	802

OPERATING PROFIT (LOSS)	261	(509)	(265)

FINANCIAL (EXPENSES) INCOME - net	(29)	74	(291)
OTHER EXPENSES– net	(2)	(2)	(307)
PROFIT (LOSS) BEFORE TAXES ON INCOME	230	(437)	(863)

TAXES ON INCOME	-
PROFIT (LOSS) FOR THE PERIOD	230	(437)	(863)

INCOME (LOSS) OPERATION OF DISCONTINUED COMPONENTS	-	(1,681)	(1,946)

NET PROFIT FROM DESPOSILE OF DISCONTINUED OPERATION	-	-	5,436

NET INCOME(LOSS)	230	(2,118)	2,627

PROFIT (LOSS) PER SHARE- BASIC	0.003	(0.006)	0.038
PROFIT (LOSS) SHARE- DILUTED	0.003	(0.006)	0.038
WEIGHTED AVERAGE NUMBER
OF SHARES USED IN
COMPUTATION OF PROFIT (LOSS)
PER SHARE:
BASIC (IN THOUSANDS)	69,523	69,523	69,523
DILUTED (IN THOUSANDS)	70,129	69,523	69,741